FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1     Director Shareholding



                           NORTHERN ROCK PLC
                 NOTIFICATION OF ACQUISITION OF SHARES
                 BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in the QUEST and that on 30 November 2001 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares          Price per Share        Percentage of Issued Share Capital

2264                  GBP 5.72               0.0005

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the QUEST shareholding to nil.





                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                Northern Rock plc
                                (Registrant)



Date: 21 January 2003           By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary